February 21, 2025

Leslie Trigg
Chief Executive Officer
Outset Medical, Inc.
3052 Orchard Dr.
San Jose, CA 95134

        Re: Outset Medical, Inc.
            Registration Statement on Form S-3
            Filed February 13, 2025
            File No. 333-284902
Dear Leslie Trigg:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Helen Theung, Esq.